KLX Inc.

September 13, 2016

VIA EDGAR AND FEDEX

Andrew Mew
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       KLX Inc.
Form 10-K for Fiscal Year Ended January 31, 2016
Filed March 24, 2016
File No. 001-36610

Dear Mr. Mew:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 9, 2016, regarding the Annual Report on Form 10-K (the “Form 10-K”) of KLX Inc. (the “Company,” “KLX,” “we” “our” or “us”), filed on March 24, 2016. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10-K.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Segment Results, page 46

1.

We note that your discussion of the results of operations by segment includes only the results for the year ended January 31, 2016 compared to the year ended December 31, 2014. In this regard, it appears that your discussion of the results of operations for the year ended December 31, 2014 as compared to December 31, 2013 does not include a discussion of the results by segment. Please revise to include a discussion of the results of operations by segment for each period for which financial statements are provided.

The Company respectfully submits that it did not provide a discussion of the results of operations by segment for the year ended December 31, 2014 as compared to December 31, 2013 as our Energy Services Group (“ESG”) generated only $23.5 million or 1.8% of our consolidated revenues in 2013 (see page 44 of the Form 10-K), and as such, did not meet the requirements for segment reporting until 2014 after KLX completed seven acquisitions, as indicated on page 45 of the Form 10-K. Given the unusual circumstances of the start-up nature of this business segment and the age of the data, we believe this information is not material to investors, and we respectfully suggest that such information is not required in this situation.

Mr. Andrew Mew

KLX Inc.

September 13, 2016

Report of Independent Registered Public Accounting Firm, page F-2

2.

We note from the first paragraph of your auditor’s report that the audits included the financial statement schedule listed in the Index at Item 15. Please have the auditors revise the opinion paragraph in the audit report to also opine on the presentation of this financial statement schedule.

We acknowledge the Staff’s comment.  On September 9, 2016, we filed Amendment No. 2 to our Form 10-K, which revised the opinion paragraph of our auditor’s report to include the following sentence:

Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Notes to Consolidated and Combined Financial Statements, page F-7

Note 9 – Income Taxes, page F-18

3.

We note that you have federal, state, and foreign operating loss carryforwards. Please revise your future filings to disclose the expiration date(s) of your operating loss carryforwards. Refer to ASC 740-10-50-3(a).

The Company has federal and state net operating loss carryforwards of $98.2 million and $63.7 million, respectively, as of January 31, 2016. The Company has $82.7 million of foreign net operating loss carryforwards as of January 31, 2016 for which a valuation allowance of $81.3 million has been recognized. The following is a schedule of the expiration dates associated with each of the Company’s net operating loss carryforwards:

Net Operating Loss Carryforward	Amount, Net of Valuation Allowance	Expiration Date
Federal	$98.2 million	January 31, 2036
State	$63.7 million	Varies by state, with expiration dates from January 31, 2021 through January 31, 2036
Foreign	$1.4 million	No expiration

The Company will revise its future filings to disclose the expiration dates of our federal, state, and foreign operating loss carryforwards in line with the information set forth above.

*   *   *

Mr. Andrew Mew

KLX Inc.

September 13, 2016

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10-K, please direct them to the undersigned by phone at (561) 383-5100 or by email transmissions sent to Mike.Senft@klx.com.

Sincerely,
/s/ Michael F. Senft
Michael F. Senft
Chief Financial Officer

cc:Valerie Ford Jacob, Esq.
Freshfields Bruckhaus Deringer US LLP